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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I. GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X]  MERGER

     [ ]  LIQUIDATION

     [ ] ABANDONMENT OF REGISTRATION (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

On December 7, 2007, MetLife Life and Annuity Company of Connecticut ("MLACC") merged with and into its affiliate, MetLife Insurance Company of Connecticut ("MICC"), whereby MICC assumed legal ownership and responsibility for of all of MLACC's assets and liabilities, including those relating to the registered separate accounts funding various variable annuity and variable life insurance contracts issued by MLACC. After considering the nature and purpose of each separate account, the board of directors of MICC determined that the efficiency of the operations of the separate accounts could be improved, and the overall administration of the separate accounts enhanced, by combining certain of the separate accounts. Accordingly, effective December 8, 2008, MICC combined MetLife of CT Separate Account Seven for Variable Annuities (the "Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities.

2.   Name of fund: MetLife of CT Separate Account Seven for Variable Annuities

3.   Securities and Exchange Commission File No.: 811-08909

4.   Is this an initial Form N-8F or an amendment to a previously filed N-8F?

     [X]  Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):


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          MetLife Insurance Company of Connecticut
          1300 Hall Boulevard
          Bloomfield, CT 06002-2910

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          John E. Connolly, Jr.
          Assistant General Counsel
          Metropolitan Life Insurance Company
          501 Boylston Street
          Boston, MA 02116
          (617) 578-3031

7. Name, address and telephone of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

          MetLife Insurance Company of Connecticut
          1300 Hall Boulevard
          Bloomfield, CT 06002-2910
          Telephone No. 860-656-3000

          Metropolitan Life Insurance Company
          501 Boylston Street
          Boston, MA 02116
          Telephone No. 617-578-3031
          Contact: John E. Connolly, Jr., Assistant General Counsel

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [ ]  Management company;

     [X]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [ ]  Open-end [ ] Closed-end

10.  State law under which the fund was organized or formed (e.g., Delaware,


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     Massachusetts):

          Connecticut

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          Not Applicable. The Separate Account is a registered separate account, as defined in Section 2(a)(37) under the Investment Company Act of 1940 and is organized as a unit investment trust. Accordingly, it does not have its own investment advisers or investment sub-advisers.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          MetLife Investors Distribution Company
          5 Park Plaza, Suite 1900
          Irvine, CA 92614
          (Missouri Corporation)

          MLI Distribution LLC (formerly named Travelers Distribution LLC) One Cityplace
          Hartford, CT 06199
          (Delaware Corporation)

          Travelers Distribution LLC
          One Cityplace
          Hartford, CT 06103-3415
          (Delaware Corporation)

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

          MetLife Insurance Company of Connecticut
          1300 Hall Boulevard
          Bloomfield, CT 06002-2910

     (b)  Trustee's name(s) and address(es):

          None

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes [X] No


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     If Yes, for each UIT state:

          Name(s): _______________________________

          File No.: 811-______

          Business Address: ______________________

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [ ]  Yes [X] No

     If Yes, state the date on which the board vote took place:

     If No, explain:

     The Separate Account is a registered separate account, as defined in
     Section 2(a)(37) under the Investment Company Act of 1940 and is organized as a unit investment trust. Accordingly, the Separate Account does not have a board of directors. However, the board of directors of the Separate Account's depositor, MICC, approved the merger by resolution on March 24, 2008.

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of
          Registration:

     [ ]  Yes [X] No

     If Yes, state the date on which the shareholder vote took place:

     If No, explain:

     The Separate Account is a registered separate account, as defined in
     Section 2(a)(37) under the Investment Company Act of 1940 and is organized as a unit investment trust. Accordingly, no shareholder approval is necessary.

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [ ]  Yes [X] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:


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     (b)  Were the distributions made on the basis of net assets?

          [ ]  Yes [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

          [ ]  Yes [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidation only:

          Were any distributions to shareholders made in kind?

          [ ]  Yes [ ] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: Less than 1%.

17.  Closed-end funds only:

     Has the fund issued senior securities?

     [ ]  Yes [ ] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     [ ]  Yes [X] No

     All of the Separate Account's assets were merged with and into the surviving separate account, MetLife of CT Separate Account Eleven for Variable Annuities.

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

          None.

     (b)  Describe the relationship of each remaining shareholder to the fund:

          Not applicable.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests:


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     [ ]  Yes [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ]  Yes [X] No

     If Yes,

     (a) Describe the type and amount of each assets retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ]  Yes [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face- amount certificate company) or any other liabilities?

     [ ]  Yes [X] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)  Legal expenses: None

          (ii) Accounting expenses: None

          (iii) Other expenses (list and identify separately): None


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          (iv) Total expenses (sum of lines (i)-(iii) above): None

          All expenses relating to the merger were borne by the Separate Account's depositor, MICC. The Separate Account did not bear any expenses.

     (b)  How were those expenses allocated? Not applicable

     (c)  Who paid those expenses? Not applicable

     (d)  How did the fund pay for unamortized expenses (if any)? Not applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes [X] No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:

          MetLife of CT Separate Account Eleven for Variable Annuities

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

          811-21262


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     (c)  If the merger or reorganization agreement has been filed with the
          Commission, state the file number(s), form type used and date the agreement was filed:

          Due to the nature of the transasaction, there is no merger agreement. However, MICC's board of directors approved the merger by resolution on March 24, 2008. The resolution approving the merger is included as an exhibit to this Form N-8F.

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of MetLife of CT Separate Account Seven for Variable Annuities, (ii) he is the President of MetLife Insurance Company of Connecticut, the depositor, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                        /s/ Michael K. Farrell
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                                        Michael K. Farrell
                                        President


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